THE GOODYEAR TIRE & RUBBER COMPANY

Akron, Ohio 44316-0001

January 16, 2014

VIA EDGAR

Ms. Melissa N. Rocha

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-7010

Re:	The Goodyear Tire & Rubber Company

Form 10-K for fiscal year ended December 31, 2012

Filed February 12, 2013

File No. 1-1927

Dear Ms. Rocha:

This letter is in response to the letter, dated January 15, 2014 (the “Comment Letter”), from you, on behalf of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”), to Ms. Laura K. Thompson, Executive Vice President and Chief Financial Officer of The Goodyear Tire & Rubber Company (“Goodyear,” the “Company” and “we,” “us” or “our”), with respect to the above-referenced filing.

For the convenience of the Commission staff, we have repeated your comment in italics before our response. The Company respectfully submits the following information in response to the Comment Letter.

Form 10-K for fiscal year ended December 31, 2012

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 27

1.	We note your proposed revised disclosure to our prior comment that includes an allocation of pension costs between cost of goods sold and selling, administrative and general expense on a consolidated basis. In future filings, please ensure your results of operations section of MD&A discusses the impact of your pensions on the above line items on a consolidated basis as well as operating income on a segment basis, including discussion of the factors contributing to any material year over year changes in pension costs.

In future filings, we will include the disclosure requested by your comment in the results of operations section of MD&A, including discussion of the factors contributing to any material year over year changes in pension costs.

*        *        *         *

In connection with our response to the Comment Letter, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions, comments and advice of the Commission staff to the undersigned at 330-796-2775 (fax: 330-796-2338).

Respectfully submitted,

THE GOODYEAR TIRE & RUBBER COMPANY

By:	/s/ Richard J. Noechel
Richard J. Noechel
Vice President and Controller

cc:	Thomas D’Orazio, U.S. Securities and Exchange Commission

Laura K. Thompson, The Goodyear Tire & Rubber Company